UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Innovate Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

404139107

(CUSIP Number)

Avram Glazer

Lancer Capital LLC

777 South Flagler Drive

Suite 800, West Tower

West Palm Beach, Florida 33401

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404139107	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Lancer Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,852,790 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,852,790 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,852,790 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1) Includes 468,594 shares of Common Stock of Innovate Corp. (the “Issuer”) issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.

(2) Based on 79,234,991 shares of Common Stock of the Issuer outstanding as of February 29, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2024.

CUSIP No. 404139107	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,207,390 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,207,390 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,207,390 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1% (1)(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 468,594 shares of Common Stock of the Issuer issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.

(2) Based on 79,234,991 shares of Common Stock of the Issuer outstanding as of February 29, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2024.

CUSIP No. 404139107	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Avram Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,992,195 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,992,195 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,992,195 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (1)(2)
14	TYPE OF REPORTING PERSON OO

(1) Includes 468,594 shares of Common Stock of the Issuer issuable upon conversion of $2,000,000 principal amount of the Issuer’s 7.5% Convertible Senior Notes due 2026.

(2) Based on 79,234,991 shares of Common Stock of the Issuer outstanding as of February 29, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2024.

CUSIP No. 404139107	13D	Page 5 of 8 Pages

Explanatory Note

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 23, 2020 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Innovate Corp., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 28, 2024, Lancer purchased 25,000 shares of the Issuer’s Series C Non-Voting Participating Convertible Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”) for the aggregate purchase price of $25,000,000 pursuant to that Investment Agreement dated as of March 5, 2024 (the “Investment Agreement”) by and between the Issuer and Lancer. The Investment Agreement was entered into in connection with the $19.0 million common stock rights offering commenced by the Issuer on March 8, 2024.

The Investment Agreement provides that Lancer will not exercise or transfer any rights received by it, or acquire other rights, in the rights offering. Instead, Lancer will purchase up to $19.0 million of the Issuer’s Series C Preferred Stock to the extent of any unsubscribed amount of the rights offering (the “Back-Stop Arrangement”). The rules of the New York Stock Exchange (the “NYSE”) prohibit the issuance to Lancer of more than 1% of the Issuer’s common stock outstanding before the issuance unless stockholder approval of such issuance is obtained. The Series C Preferred Stock is intended to be the economic equivalent of common stock, participating on an as-converted basis in all dividends, distributions, merger consideration and all other consideration receivable by holders of the Issuer’s common stock, and a means through which the Back-Stop Arrangement can be effected prior to the completion of such stockholder vote and the satisfaction of any other regulatory requirements.

In addition to the Back-Stop Arrangement, pursuant to the Investment Agreement, Lancer will purchase $16.0 million of Series C Preferred Stock concurrently with the settlement of the rights offering in private placement under Rule 506 (the “Concurrent Private Placement”). Under the rules of the NYSE, because the shares Lancer will purchase in the Concurrent Private Placement are greater than 20% of the Issuer’s common stock outstanding before the issuance of the Series C Preferred Stock, those shares of Series C Preferred Stock may not be converted unless stockholder approval of such issuance is obtained.

The Investment Agreement provides that, if upon the closing of the rights offering, Lancer would have, based on the number of shares of common stock actually sold upon exercise of the rights, purchased less than $25.0 million of Series C Preferred Stock upon consummation of the Back-Stop Commitment and the Concurrent Private Placement, then the Issuer will redeem the excess shares of Series C Preferred Stock purchased by Lancer on March 28, 2024 at the redemption price of $1,000 per share.

The Investment Agreement includes customary standstill provisions that restrict the ability of Lancer and its affiliates and associates (the “Lancer Entities”) from, among other things, acquiring (i) the Issuer’s equity securities that would result in the Lancer Entities having beneficial ownership of more than that percentage of the then-outstanding shares of common stock beneficially owned by the Lancer Entities immediately following the closing of rights offering, (ii) equity securities of the Issuer’s subsidiaries or (iii) any debt securities or indebtedness of the Issuer or its subsidiaries, during the period from March 5, 2024, the date on which the Investment Agreement was entered into, until 90 days after the settlement of the rights offering (the “Standstill Period”). Any acquiror of a block of greater than 9.9% of the Issuer’s common stock beneficially owned by the Lancer Entities (and any subsequent acquiror of such a block) will be required during the Standstill Period to be bound by the same standstill provisions.

CUSIP No. 404139107	13D	Page 6 of 8 Pages

On March 5, 2024, Lancer entered into a Registration Rights Agreement with the Issuer (the “Registration Rights Agreement”).  Subject to the terms and conditions of the Registration Rights Agreement, Lancer will have certain customary shelf demand and piggyback registration rights with respect to the common stock issuable upon conversion of the Series C Preferred Stock (the “registrable common stock”).

Pursuant to the terms of the Registration Rights Agreement, the Issuer will be required to file, either a prospectus supplement to an existing registration statement on Form S-3 or a new registration statement on Form S-3 (or such other form under the Securities Act then available to the Company), and to use commercially reasonable efforts to cause any such new registration statement be declared effective by the SEC, in either case, providing for the resale from time to time by Lancer of the registrable common stock.  Lancer will also be permitted to request one or more underwritten shelf takedowns from such resale registration statement, provided that each underwritten shelf takedown must be for a minimum number of shares of registrable common stock, together with any shares of common stock to be sold for the account of the Issuer and any other participating stockholders, that equals at least 15% of the Issuer’s then total outstanding market capitalization for its common stock. Lancer will also be entitled to request to participate in, or “piggyback” on, registrations of the Issuer’s common stock for sale by the Issuer or any other person at any time.

The registration rights described above will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration statement, a 120-day cooling off period following the filing of any registration statement or pricing of any underwritten offering, and the Issuer’s right to delay, suspend or withdraw a registration statement under specified circumstances. For example, the Issuer may delay the filing or effectiveness of any registration statement or use of any prospectus related thereto for a reasonable period of time not to exceed 60 days in succession or 180 days in the aggregate in any 12-month period if the Board of Directors of the Issuer determines in good faith and in its reasonable judgment that it is required to disclose in the registration statement a financing, acquisition, corporate reorganization or other similar transaction or other material event or circumstance affecting the Issuer or its securities.

The Issuer will bear the expenses incurred in connection with registrations under the Registration Rights Agreement (including the fees of its legal counsel and auditors), other than any underwriting fees and commissions attributable to any registrable common stock sold by Lancer and all fees and disbursements of Lancer’s counsel.  The Issuer will also agree to indemnify Lancer against certain customary liabilities, including liabilities under the Securities Act.

The foregoing descriptions of the terms of the Investment Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Investment Agreement and the Registration Rights Agreement, copies of which are attached to this Amendment as Exhibit 1 and 2, respectively, and are incorporated herein by reference.

CUSIP No. 404139107	13D	Page 7 of 8 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Investment Agreement between Lancer Capital LLC and Innovate Corp., dated March 5, 2024 (Incorporated by reference to Exhibit 10.70 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 6, 2024).
2	Registration Rights Agreement between Lancer Capital LLC and Innovate Corp., dated March 5, 2024 (Incorporated by reference to Exhibit 10.71 to the Issuer’s Annual Report on Form 10-K filed with the SEC on March 6, 2024).
3	Joint Filing Agreement by and between Avram Glazer, Lancer Capital LLC and Avram Glazer Irrevocable Exempt Trust dated March 29, 2024.

CUSIP No. 404139107	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2024

Avram Glazer

By:	/s/ Avram Glazer
Name: Avram Glazer

Lancer Capital LLC

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: President

Avram Glazer Irrevocable Exempt Trust

By:	/s/ Avram Glazer
Name: Avram Glazer
Title: Trustee